EXHBIT 1.02

SUNSHINE HEART, INC.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Sunshine Heart, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to, by the SEC’s rule, tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

Sunshine Heart, Inc. is a medical device company developing innovative technologies for cardiac and coronary disease. The Company’s primary product, the C-Pulse® Heart Assist System (the “C-Pulse System”), is an implantable, non-blood contacting, heart assist therapy for the treatment of moderate to severe heart failure which can be implanted using a minimally invasive procedure.  The Company outsources most of the manufacture of its system to suppliers with the Company’s activities primarily directed toward supply chain management and distribution of its system to clinics and hospitals. A number of critical components of our C-Pulse System, including the balloon, driver unit and interface lead are provided by outside suppliers and tested by the Company in-house. The Company’s suppliers include large and small U.S.-based manufacturers of medical device components. In 2013, the Company moved the assembly of the balloon and cuff, along with the related marking and packaging operations to our Eden Prairie, Minnesota facility.

Description of the Company’s Products Covered by this Report

The Company’s C-Pulse System, including its critical components (collectively, the “Covered Products”), include items: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

The Company’s Due Diligence Process

The Company conducted a good faith reasonable country of origin inquiry (“ROCI”) regarding the Conflict Minerals. This good faith ROCI was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk

Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company has yet to adopt a formal policy relating to the Conflict Minerals that incorporates the standards set forth in the OECD Guidance, although it has implemented certain provisions in practice. The Company generally is committed to the responsible sourcing of materials of its products and supports greater transparency with regard to its supply chain. However, the Company is taking a reasonable, measured approach in responding to the Conflict Minerals provisions of the Dodd-Frank Act.

The Company formed a cross-functional team to address the potential Conflict Minerals in the supply chain. This team was led by the Company’s Director of Operations and included the Senior Vice President of Technology and Operations, Chief Financial Officer and the Director of Logistics, IT and Facilities. This team implemented product inquiry, reasonable country of origin and due diligence programs to identify and trace Conflict Minerals in its supply chain, based on the procedures and tools provided by the EICC/GeSI (Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative) and the OECD.

During fiscal 2013, the Company’s Director of Operations contacted all first—tier raw material suppliers and inquired if any of the supplied raw materials contained any of the Conflict Minerals. As a result of these inquiries, the Company was able to identify preliminarily if Conflict Minerals were used in the products that it manufactures or contracts to manufacture. In addition, the Company adopted the EICC/GeSI standardized reporting template (the “Conflict Mineral Disclosure Form”).  During December 2013, the Company’s Director of Operations sent the Conflict Mineral Disclosure Form to the Company’s first-tier suppliers. All first-tier suppliers of the Company were queried initially, among other reasons, as a double check to identify if Conflict Minerals were used in the Company’s products that it manufactures or contracts to manufacture.

During February 2014, the Company’s Director of Operations reviewed the completed Conflict Mineral Disclosure Forms or other correspondence addressing the Company’s request (the “Supplier Responses”), and reviewed the Supplier Responses with the cross-functional team.  Requests for additional information were undertaken by the Director of Operations, as appropriate.

In April 2014, members of the Company’s cross-functional team reviewed the final responses received from the suppliers.

Company Products that Include Conflict Minerals

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

The Company contacted 17 suppliers which it determined were within the scope of its ROCI.  Of these 17 suppliers, we received 14 responses to our request for information.  We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us.  Our direct suppliers are similarly reliant upon information provided by their suppliers.

Of the 14 responses, five suppliers confirmed that no Conflict Minerals are contained in the components supplied to the Company, and five additional suppliers reported that Conflict Minerals contained in components supplied to the Company were not purchased from a Covered Country.  Additionally, four suppliers were not able to determine if all Conflict Minerals contained in components supplied to the Company originated from a Covered Country, and one of these four suppliers reported that tin used in components supplied to the Company was purchased from a Covered Country.  All four of these suppliers have adopted Covered Country-free sourcing policies and are working to ensure that components supplied to the Company do not contain Conflict Materials from Covered Countries.

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries: (i) continuing to identify any products that the Company manufactures or contracts to manufacture that contain Conflict Minerals, (ii) continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; (iii) encouraging suppliers to implement responsible sourcing; (iv) considering the adoption of a Conflict Minerals Policy and related measures; and (v) following up appropriately when information provided by suppliers appears to be incomplete, incorrect or not trustworthy.  However, the Company does not believe it has significant leverage regarding its existing suppliers of Conflict Minerals given the minimal amount of purchases relative to the size of the suppliers.